

July 24, 2013

Via E-mail
Mr. Enrico Cavatorta
Chief Financial Officer
Luxottica Group S.p.A
Via C. Cantu 2,
Milan, 20123 Italy

     Re: Luxottica Group S.p.A
             Form 20-F for the fiscal year ended December 31, 2012
             Filed April 29, 2013
             File No. 001-10421

Dear Mr. Cavatorta:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2012

Item 3. Key Information, page 2

Risk Factors, page 7

1.   We note from your response to comment 1 in our June 6, 2012 letter that you would assess the need for disclosure in future filings regarding the lack of PCAOB inspections of the audit work and practices of your auditor.   Please explain to us how you concluded that no disclosure of the lack of PCAOB inspections was required in your December 31, 2012 Form 20-F. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to

inspect the audit work and practices of your auditor (see
http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccess.aspx). As
a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports
are deprived of the benefits of PCAOB inspections of auditors. Therefore, please revise
future filings to state this fact under a separate risk factor heading. Explain that this lack
of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its
quality control procedures.

Item 5. Operating and Financial Review and Prospects, page 41

2.   We note that your current disclosures related to operating expenses on page 48 discuss
        the amount and percentage of changes in your expenses and refer to the impact of non-
        recurring items on your expenses. However, we do not see where you have provided an
        explanation of the underlying factors that caused the changes. Please revise your future
        filings to provide a clear and quantified discussion of the underlying material causes of
        changes in your financial statement line items, including your operating expenses. Refer
        to guidance in Item 5 of Form 20-F.

Item 18. Financial Statements, page 126

Note 5 – Segment Information, page F-38

Information by geographic area, page F-40

3.   We note that your sales and long-lived asset geographic area disclosures are based on the
        following geographic segments: Europe, North America, Asia-Pacific and Other, with
        footnote disclosure of long-lived assets located in Italy. Please revise future filings to
        disclose revenues from your country of domicile as required by paragraph 33 (a) of IFRS
        8.

4.   Additionally, in light of your material operations in the United States, China and other
        countries outside of Italy, please tell us how you have complied with the requirements of
        paragraph 33 of IFRS 8 to disclose material revenues from any individual foreign country
        as well as to separately disclose the country name and amounts of long-lived assets in any
        foreign country when material. Alternatively, confirm that you will provide that
        disclosure in future filings and provide us the information you would have provided as of
        December 31, 2012.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643 with any other questions.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief